9D 3/19

[redacted]

14048631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 41389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Iannuzzi (212) 350-7214
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

3/21/14

Oath or Affirmation

I, Paul Cantor, swear (or affirm) that, to the best of knowledge and my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beech Hill Securities, Inc. as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified In Suffolk County
My Commission Expires July 08, 2017

Donna Fiorini
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2013

WAGNER & ZWERMAN LLP
Certified Public Accountants

BEECH HILL SECURITES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2013

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying financial statements of Beech Hill Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, of changes in stockholders' equity, of changes in subordinated borrowings and of cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beech Hill Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 25, 2014

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 45,957
Receivables from clearing organization		333,096
Securities owned, at fair value		669,312
Deposit with clearing broker		100,000
Prepaid expenses		59,588
Security deposits and other assets		121,239
Furniture and office equipment	$ 1,279,329	
Leasehold improvements	193,827	
	1,473,156	
Less accumulated depreciation	(1,473,156)	
Total property and equipment		-
Total assets		$ 1,329,192

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 150,283
Commissions payable	94,867
Total liabilities before subordinated loans	245,150
Subordinated Loans	200,000
Total liabilities	445,150
Stockholders' equity	
Common stock - no par value; 200 shares authorized, 168.94 shares issued and 124.67 shares outstanding	766,412
Retained Earnings	415,019
Less 44.27 shares of common stock in treasury, at cost	(297,389)
Total stockholders' equity	884,042
Total liabilities and stockholders' equity	$ 1,329,192

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Commissions	$ 4,265,958
Trading gains and losses - net	68,304
Interest and dividends	31,301
Rebates	79,281
Affiliated income	169,985
Sub lease income	112,575
Other income	214,262
	4,941,666
Expenses	
Employee compensation and benefits	2,770,507
Floor brokerage, exchange and clearance fees	690,698
Communications and data processing	379,874
Occupancy related costs	368,726
Interest expense	8,954
Professional fees	91,205
Travel, meals and entertainment	54,556
Other expenses	238,508
	4,603,028
Net income before income taxes	338,638
Provision for income taxes	19,061
Net income	$ 319,577

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL EQUITY
Balance, January 1, 2013	$ 766,412	$ 95,442	$ (297,389)	$ 564,465
Net income	-	319,577	-	319,577
Balance, December 31, 2013	$ 766,412	$ 415,019	$ (297,389)	$ 884,042

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated borrowings - January 1, 2013	$	200,000
Additional subordinated borrowings		-
Repayments of subordinated borrowings		-
Subordinated borrowings - December 31, 2013	$	200,000

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	319,577
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation		19,265
Artwork written off		33,726
Unrealized (gains) losses on securities owned		4,221
Realized (gains) losses on securities owned		(77,578)
Change in operating assets and liabilities:		
Receivable from broker-dealers and clearing organizations		(280,319)
Prepaid expenses and other assets		(32,608)
Securities owned		64,467
Accounts payable and accrued expenses		(60,968)
Securities sold, not yet purchased		(32,162)
Commissions payable		(23,567)
Net cash (used in) operating activities		(65,946)
Net decrease in cash and cash equivalents		(65,946)
Beginning cash and cash equivalents		111,903
Ending cash and cash equivalents		45,957
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	6,155
Taxes paid		19,061

The accompanying notes are an integral
part of these financial statements.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1: ORGANIZATION AND BUSINESS

Beech Hill Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company's main office is located in New York, New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2013 there was no allowance for doubtful accounts as management believes that all receivables are fully realizable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term. Maintenance and repairs are charged to expenses as incurred while major renewals and betterments are capitalized.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Leasehold Improvements (Continued)
When items of property and equipment are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and a gain or loss (if any) is included in earnings in the period of disposal.

Revenue Recognition:
Securities transactions and commission revenue and expenses are recorded on a trade date basis. Fee income and related expenses are recognized when earned and incurred, respectively, arising from financial advisory services provided by the Company to its clients. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and is recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis.

Income Taxes:
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (0r asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has determined that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company's U.S. Federal, state and local income tax returns prior to fiscal year 2010 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2013.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events:
The Company has evaluated subsequent events through February 25, 2014, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Due from clearing organization at December 31, 2013 consists of $333,096 of net proceeds received from trading activities and commissions.

NOTE 4: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following table shows the balances of major classes of furniture, equipment and leasehold improvements, their estimated useful lives, and the accumulated depreciation and amortization for each class at December 31, 2013:

Equipment and software	3-7 years	$ 1,015,299
Furniture	7 years	264,030
Leasehold improvements	Shorter of lease term and estimated useful life	193,827
		1,473,156
Less – Accumulated depreciation and amortization		(1,473,156)
		$ 0

Depreciation and amortization expense for the year ended December 31, 2013 was $19,265.

NOTE 5: SUBORDINATED BORROWINGS

The Company has borrowings of $200,000 subject to subordination agreements and are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to stockholder	February 23, 2011	December 31, 2013	3%	$ 100,000
Note payable to non stockholder	October 23, 2012	December 31, 2014 (subject to auto-renewal)	3%	100,000
				$ 200,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 5: SUBORDINATED BORROWINGS (Continued)

On January 1, 2014, a new equity-subordinate loan was signed which has a term of three years expiring December 31, 2016.

Interest expense incurred on the loans for the year ended December 31, 2013 amounted to $3,500. The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Municipal Securities	$ 0	$ 669,312	$ 0	$ 669,312

Municipal securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company, serving as introducing broker, earned commission income during 2013 of approximately $139,161 and incurred related clearance expenses of approximately $6,544 from an affiliated investment relationship. The owners of the Company are the general partners of the investment funds from which such income was earned and expenses were incurred. Such amounts were included in commission income and commission, clearing, and floor brokerage expenses on the statement of income, respectively.

The Company shares office space and certain personnel with a related entity, Beech Hill Advisors, which is a registered investment advisor that is also owned by the owners of the Company. Beech Hill Advisors has separate management and is otherwise not dependent upon the Company. Beech Hill Advisors paid the Company $169,985 for the use of shared office space, to reimburse the Company for the use of its employees, for brokerage expenses and general revenue sharing. Such amounts are included in affiliated income in the statement of income.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 8: LEASES

The Company occupies office space under a lease which is scheduled to expire on February 28, 2014 (but management is in the process of extending). Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. Pursuant to this lease, the Company maintains a rent security deposit in the amount of $30,000, which is reflected in the other assets in the statement of financial condition. The remaining payments on this lease are $49,913 for the year ended December 31, 2014.

In addition, the Florida office lease has been terminated, which was originally set to expire April 30, 2014.

Rent expense included in occupancy and related costs in the statement of income was $311,894 for the year ended December 31, 2013.

The Company also subleases a portion of its facilities which resulted in non-broker dealer related income of $112,575. All subleases expire on February 28, 2014 (but management is in the process of signing new leases with existing tenants).

NOTE 9: 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2013, the Company made no matching contributions.

NOTE 10: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company has net capital of $857,719 which is $757,719 in excess of its required net capital of $100,000. The Company's net capital ratio is 0.29 to 1.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the financial statements of Beech Hill Securities, Inc., as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Pages 15 through 17, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 25, 2014

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Net capital:	
Total stockholders' equity	$ 884,042
Add:	
Subordinated borrowings allowable in the computation of net capital	200,000
Deductions and charges:	
Nonallowable assets:	
Due from clearing broker	5,274
Prepaid expenses, security deposits and other assets	180,827
Petty cash	5,000
Total	191,101
Net capital before haircuts on security positions	892,941
Haircut on securities positions	35,222
Net capital	$ 857,719
Aggregate indebtedness	$ 245,150
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum net capital requirement)	$ 100,000
Excess of net capital	$ 757,719
Excess of net capital at 1,000%	$ 737,719
Ratio of aggregate indebtedness to net capital	0.29:1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly there are no items to report under the requirements of this rule.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3.
The Company does not carry securities for customer accounts in a custodial capacity.
Accordingly there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Board of Directors
Beech Hill Securities, Inc.

In planning and performing our audit of the financial statements of Beech Hill Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 25, 2014